77D Disclosure for the Wanger Advisors Trust

Although Wanger Foreign Forty was previously registered as a non-diversified fund, its investments remained diversified through February 1, 2002 (three years after it began operations). As a result, the Fund lost the ability to invest in a non-diversified manner and is now considered a diversified fund. Wanger Foreign Forty will not be able to become non-diversified unless it seeks and obtains the approval of the holders of a "majority of its outstanding voting securities," as defined in the 1940 Act.